# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sohu.com Limited, CIK 0001734107
CUSIP: 83410S108
Title of class of securities: Ordinary Shares, $0.001 par value
Address of issuer's principal executive offices: LEVEL 18, SOHU.COM MEDIA PLAZA, BLOCK 3, NO. 2 KEXUEYUAN S. RD., HAIDIAN DISTRICT, BEIJING, China (F4), 100190
Date of event which requires filing of this statement: 12/20/2024
Amends the filing with accession number 0001193125-04-103759
Filed by CIK 0001118920
Persons authorized to receive notices and communications: Timothy B. Bancroft, Goulston & Storrs PC, One Post Office Square, Boston, Massachusetts (MA), 02109, 617-574-3511

## Reporting persons
- Charles Zhang (CIK 0001118920): type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 413,700; shared voting power 11,048,400; sole dispositive power 413,700; shared dispositive power 11,048,400; aggregate amount beneficially owned 11,462,100 (37.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $0.001 par value
Name of issuer: Sohu.com Limited
Address of issuer's principal executive offices: LEVEL 18, SOHU.COM MEDIA PLAZA, BLOCK 3, NO. 2 KEXUEYUAN S. RD., HAIDIAN DISTRICT, BEIJING, China (F4), 100190

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby supplemented as follows:

On December 20, 2024, Charles Zhang ("Dr. Zhang") exercised an option for the purchase of 75,000 ordinary shares, par value $0.001 per share ("Ordinary Shares"), of Sohu.com Limited, a Cayman Islands company (the "Issuer"), at an exercise price of $0.001 per share. Dr. Zhang funded the purchase with his personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented as follows:

On December 20, 2024, Dr. Zhang exercised an option for the purchase of 75,000 Ordinary Shares of the Issuer for investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read in its entirety as follows:

Amount Beneficially Owned:

As of the date of this Amendment No. 15 (this "Amendment"), Dr. Zhang beneficially owns or may be deemed to beneficially own 11,462,100 Ordinary Shares, which include (i) 343,700 Ordinary Shares represented by an equal number of American depositary shares ("ADSs"), each representing one Ordinary Share, that are held by Dr. Zhang; (ii) 70,000 Ordinary Shares issuable upon the exercise of share options held by Dr. Zhang that are vested or will vest within 60 days following the date of this Amendment; and (iii) 11,048,400 Ordinary Shares represented by ADSs held by Photon Group Limited, a British Virgin Islands corporation ("Photon"). Dr. Zhang is one of the Directors of Photon and may be deemed to beneficially own the 11,048,400 Ordinary Shares beneficially owned by Photon. Dr. Zhang shares with the other Directors of Photon the power to vote and dispose of or direct the disposition of such Ordinary Shares. Dr. Zhang disclaims beneficial ownership of the 11,048,400 Ordinary Shares represented by the ADSs held by Photon except to the extent of his pecuniary interest in such Ordinary Shares. Photon is a British Virgin Islands corporation with principal offices at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Photon is an investment holding company. During the five years prior to the date of this Amendment, neither Photon nor any of its directors, officers, shareholders, or control persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also, during the five years prior to the date hereof, neither Photon nor any of its directors, officers, shareholders, or control persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Perecent of Class: 37.9%

The foregoing percentage is calculated basd on 30,155,400 Ordinary Shares of the Issuer outstanding as of December 20, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read in its entirety as follows:

Number of shares as to which Dr. Zhang has:

(i) sole power to vote or to direct the vote: 413,700 Ordinary Shares.
(ii) shared power to vote or to direct the vote: 11,048,400 Ordinary Shares.
(iii) sole power to dispose or to direct the disposition of: 413,700 Ordinary Shares.
(iv) shared power to dispose or to direct the disposition of: 11,048,400 Ordinary Shares.
Transactions in the class effected during the past sixty days: The following transactions have been effected during the past 60 days: See Item 3.

## Signatures
- Charles Zhang: /s/ Charles Zhang, In His Individual Capacity (12/30/2024)